SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

THE TOPPS COMPANY, INC.

(Name of Subject Company)

THE TOPPS COMPANY, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

890786106

(CUSIP Number of Class of Securities)

Andrew J. Gasper, Esq.
General Counsel
The Topps Company, Inc.
One Whitehall Street
New York, NY 10004
(212) 376-0300

(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person Filing Statement)

With copies to:
Steven J. Gartner, Esq.
William H. Gump, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.    Subject Company Information.

The name of the subject company is The Topps Company, Inc., a Delaware corporation (the ‘‘Company’’ or ‘‘Topps’’). The address of the Company’s principal executive offices is One Whitehall Street, New York, New York 10004 and the telephone number is (212) 376-0300.

The title of the classes of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this ‘‘Statement’’) relates are the Company’s common stock, par value $0.01 per share (the ‘‘Company Common Stock’’). As of July 5, 2007, there were 38,764,650 shares of Company Common Stock outstanding.

Item 2.    Identity and Background of Filing Person.

The name, business address and business telephone number of the filing person under this Statement are set forth in Item 1. The Company’s website address is www.topps.com. The information on the Company’s website should not be considered a part of this Statement.

This Statement relates to the unsolicited tender offer (the ‘‘Offer’’) by UD Company, Inc., a Delaware corporation (‘‘Offeror’’), and The Upper Deck Company, a Nevada corporation of which Offeror is a wholly owned subsidiary (‘‘Upper Deck’’ and, together with Offeror, the ‘‘Upper Deck Parties’’), disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the ‘‘SEC’’) on June 25, 2007 (as the same may be amended from time to time, the ‘‘Schedule TO’’), to purchase for cash all of the issued and outstanding shares of Company Common Stock at a price of $10.75 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 25, 2007 (the ‘‘Offer to Purchase’’), and the related Letter of Transmittal (the ‘‘Letter of Transmittal’’ and, together with the Offer to Purchase and, in each case, any amendments and supplements thereto, the ‘‘Offer’’) included in the Schedule TO. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(B) and (a)(1)(C) hereto and are incorporated herein by reference.

The purpose of the Offer, as stated by the Upper Deck Parties, is for them, through Offeror, to acquire control of, and ultimately the entire equity interest in, Topps. The Upper Deck Parties have also indicated that they intend, as soon as practicable after the consummation of the Offer, to seek to consummate a merger (the ‘‘Upper Deck Merger’’) of Offeror with and into the Company, with the Company as the corporation surviving the Upper Deck Merger as a wholly owned subsidiary of Upper Deck. The Offer to Purchase states that the principal executive offices of Offeror are located at 985 Trade Drive, Suite A, North Las Vegas, Nevada 89030.

All information contained in this Statement or incorporated herein by reference concerning the Upper Deck Parties or their respective affiliates, or actions or events with respect to any of them, was obtained from reports and information filed by the Upper Deck Parties with the SEC and/or the Delaware Court of Chancery, the Offer and/or correspondence from and discussions with representatives of the Upper Deck Parties and/or their respective affiliates, and the Company takes no responsibility for such information.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) any of the Company’s executive officers, directors or affiliates or (ii) any of the Offeror’s executive officers, directors or affiliates.

Item 4.    The Solicitation or Recommendation.

Recommendation of the Company’s Board of Directors.    The Board of Directors of the Company (the ‘‘Company Board’’) met on June 27, 2007 to review and consider the Offer in consultation with the Company’s outside legal counsel and financial advisor. The Board met again on July 6, 2007, and after thorough review and consideration of the Offer and consultation with the Company’s outside legal counsel and financial advisor, and based upon (i) the terms and conditions of the Offer and (ii) the terms and conditions of the Agreement and Plan of Merger, dated as of March 5, 2007 (the ‘‘Existing Merger Agreement’’), by and among the Company, Tornante-MDP Joe Holding LLC, a Delaware limited liability company (‘‘Parent’’), and Tornante-MDP Joe Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (‘‘Merger Sub’’), including the Company’s obligation to pay to Parent a termination fee of $12 million and expense reimbursement of up to an additional $4.5 million in the event that the Existing Merger Agreement is terminated in order to consummate the Offer, the Company Board recommends that the stockholders of Topps reject the Offer and not tender their shares of Company Common Stock to Offeror pursuant to the Offer (the ‘‘Board Recommendation’’). See ‘‘Reasons for the Recommendation of the Company Board’’ below for further details. A press release relating to the Board Recommendation to reject the Offer is filed as Exhibit (a)(2)(I) to this Statement and is incorporated herein by reference.

In addition, the Board reaffirms its recommendation that Topps stockholders vote FOR the approval and adoption of the Existing Merger Agreement and the transactions contemplated thereby, including the Pending Merger (as hereinafter defined).

The Company Board reserves the right to revise the Board Recommendation in the event of changed circumstances, if any. Any such change in the Board Recommendation will be communicated to Topps’ stockholders as promptly as practicable in the event that such a determination is reached.

Intent to Tender.    In light of the Board Recommendation, after making reasonable inquiry, to the Company’s knowledge, no executive officer, director, affiliate or subsidiary of the Company currently intends to tender the shares of Company Common Stock held of record or beneficially owned by them to Offeror in the Offer.

Intent to Tender or Vote in a Going-Private Transaction.    The Existing Merger Agreement provides for, among other things, the merger (the ‘‘Pending Merger’’) of Merger Sub with and into the Company, with the Company as the corporation surviving the Pending Merger as a wholly owned subsidiary of Parent and, consequently, a privately held company. As disclosed in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on May 21, 2007 (together with any amendments and supplements thereto, the ‘‘Proxy Statement’’), in connection with the Existing Merger Agreement, and as required by Parent as a condition to its execution of the Existing Merger Agreement, on March 5, 2007, seven of the Company’s ten directors (Allan Feder, Stephen Greenberg, Dr. Ann Kirschner, David Mauer, Jack Nusbaum, Arthur Shorin and Richard Tarlow) entered into separate voting agreements (collectively, the ‘‘Voting Agreements’’) with Parent. Under the Voting Agreements, each such director, in their respective capacity as stockholders of Topps, agreed to, among other things, (i) vote all of the shares of Company Common Stock that they beneficially own (whether or not such shares were acquired before the date of the Voting Agreements or are acquired thereafter) in favor of approval and adoption of the Existing Merger Agreement and the transactions contemplated thereby (including the Pending Merger) and against any other proposal or offer to acquire Topps (including the Upper Deck Merger), and (ii) not sell, transfer or otherwise dispose of any shares of Company Common Stock that they beneficially own, including by tendering such shares to Offeror pursuant to the Offer, other than pursuant to the Pending Merger. In connection with the Voting Agreements, the directors who are parties thereto granted to Parent proxies to vote the 2,501,040 outstanding shares of Topps common stock that they held as of March 5, 2007. If the Existing Merger Agreement is terminated, the Voting Agreements will also terminate.

In light of the (i) Board Recommendation and (ii) the Company Board’s current reaffirmation of its prior recommendation to Topps’ stockholders that they vote in favor of adoption of the Existing Merger Agreement and the transactions contemplated thereby (including the Pending Merger), as of the date of this Statement, the Company’s executive officers currently intend to vote all of their shares of Company Common Stock in favor of adoption of the Existing Merger Agreement and the transactions contemplated thereby (including the Pending Merger) and, consequently, to dispose of such shares pursuant to the Pending Merger.

As disclosed in the Proxy Statement, Arnaud Ajdler, Timothy Brog and John Jones (collectively, the ‘‘Objecting Directors’’) voted against the Company Board’s approval and adoption of the Existing Merger Agreement. In addition, Mr. Ajdler and affiliates of his employer, Crescendo Partners, L.P., who are stockholders of the Company, are currently soliciting proxies and votes against the adoption of the Existing Merger Agreement by the stockholders of the Company. The Objecting Directors have advised the Company that they intend to vote the shares of Company Common Stock held of record or beneficially owned by them against the adoption of the Existing Merger Agreement.

After making reasonable inquiry, to the Company’s knowledge, except as disclosed above, no executive officer, director or affiliate of the Company currently intends to tender, sell or vote the shares of Company Common Stock held of record or beneficially owned by them.

Reasons for the Recommendation of the Company Board.

The Offer is based on substantially the same terms as the unsolicited proposals to acquire Topps for a price of $10.75 per share in cash that were submitted by Upper Deck to Topps on April 12, 2007 and May 21, 2007 (the date on which the Proxy Statement was filed with the SEC and mailed to Topps’ stockholders). Upper Deck’s April 12, 2007 proposal is described in the Proxy Statement. A Current Report on Form 8-K, filed with the SEC on May 24, 2007, disclosing the Company’s receipt of Upper Deck’s May 21, 2007 unsolicited proposal is filed as Exhibit (a)(2)(E) to this Statement and is incorporated herein by reference. Upper Deck’s May 21 indication of interest was very similar to the one that it had submitted on April 12, except that (among other things): (i) the draft merger agreement submitted with the indication of interest contained a covenant (which was a modified version of the so-called ‘‘hell or high water’’ provision in the Existing Merger Agreement) that, subject to certain exceptions described below, would require Upper Deck to sell or hold separately certain of its assets and/or Topps’ assets (upon or after acquiring Topps) in order to obtain any required antitrust regulatory approvals relating to the transaction; and (ii) it was accompanied by a ‘‘highly confident’’ letter from CIBC World Markets Corp. (‘‘CIBC’’) that the Company Board considered to be highly conditional.

After thorough consideration of the Offer and consultation with the Company’s outside legal counsel and financial advisor, and consistent with the Company Board’s fiduciary duties under applicable Delaware law, based on its determination that, at this time, the Offer is not in the best interests of Topps and its stockholders, the Company Board recommends that the stockholders of Topps reject the Offer and not tender their shares of Company Common Stock to Offeror pursuant to the Offer.

The Company Board reserves the right to revise the Board Recommendation in the event of changed circumstances, if any. Any such change in the Board Recommendation will be communicated to Topps’ stockholders as promptly as practicable in the event that such a determination is reached.

The Company Board considered a number of factors in connection with its evaluation of the Offer, as described in more detail below. In view of the number of factors and the complexity of these matters, the Company Board did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific factors it considered. The factors considered by the Company Board in connection with its determination that the Offer is not in the best interests of Topps and its stockholders include, but are not limited to, the following:

An Acquisition of Topps by Upper Deck Faces Significant Antitrust Regulatory Risks that could Prevent or Substantially Delay the Transaction

As disclosed in the Proxy Statement, the Pending Merger contemplated by the Existing Merger Agreement has received all required U.S. and foreign antitrust regulatory approvals and is expected to close promptly after it is approved by Topps’ stockholders at a yet to be rescheduled special meeting called for the purpose of voting upon the Pending Merger.

As disclosed in the Proxy Statement and other filings by the Company with the SEC, the Company Board has concerns about the ability of an acquisition of Topps by Upper Deck to receive the required antitrust regulatory approvals under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the ‘‘HSR Act’’), without substantial delay, if at all, under the terms of the Offer, which are substantially similar to the acquisition proposals submitted by Upper Deck to Topps on April 12, 2007 and May 21, 2007. Upper Deck and the Company have been attempting to negotiate mutually amicable terms on which they may address these concerns.

Under the HSR Act, before certain mergers, tender offers or other acquisition transactions (such as the proposed Offer and Upper Deck Merger) can be consummated, the parties to such transaction must file a ‘‘Notification and Report Form’’ describing the transaction with the Federal Trade Commission (the ‘‘FTC’’) and the Antitrust Division of the Department of Justice (the ‘‘DOJ’’). Upon such filings, a waiting period then ensues during which time those regulatory agencies may request further information (often referred to as a ‘‘second request’’) in order to help them assess whether the proposed transaction violates U.S. antitrust laws. It is unlawful to close the transaction during the waiting period. Although the parties may request early termination of the applicable waiting period, the waiting period is generally 30 days, but in the context of a cash tender offer, such as the Offer, this period is shortened to 15 days from the date that the tendering entity (i.e., Offeror) files its Notification and Report Form.

If a second request is issued for a cash tender offer transaction, including the Offer, a new waiting period runs for 10 days after the tendering entity (i.e., Offeror) substantially complies with the second request. Substantial compliance with a second request can take, and often takes, many months to satisfy, thereby resulting in an extension of the period during which the parties are prohibited from consummating the transaction that is under review. However, at any time during the second request process, even before compliance with a second request, the FTC or DOJ (as applicable) may close its review of the transaction and grant early termination of the waiting period.

As previously disclosed by the Company, Upper Deck and its affiliate (which is a stockholder of the Company) filed a complaint on June 5, 2007 in the Delaware Court of Chancery (the ‘‘Delaware Court’’) against the Company, certain directors of the Company, The Tornante Company LLC (‘‘Tornante’’), funds affiliated with Madison Dearborn Partners, LLC (‘‘Madison Dearborn’’), Parent (which is owned by Tornante and Madison Dearborn) and Merger Sub. A Current Report on Form 8-K, filed with the SEC on June 6, 2007, disclosing the filing of such complaint with the Delaware Court is filed as Exhibit (a)(5)(B) to this Statement and is incorporated herein by reference. Under the modified hell or high water covenant proposed by Upper Deck in connection with its May 21, 2007 proposal (which the Delaware Court described as a strong hell or high water antitrust provision), in order to obtain any required antitrust regulatory approval, Upper Deck and/or Topps (upon or after completion of the acquisition) would be required to sell assets or hold them separately, except that neither Upper Deck, Topps (as a subsidiary of Upper Deck) nor ‘‘any Affiliate thereof would be required to sell or otherwise dispose of, or hold separate pending such disposition, or refrain from exploiting any of its or their Subsidiaries’ Intellectual Property.’’ Within the context of this limitation, which is not contained in the existing merger agreement, Upper Deck then proposed that ‘‘Intellectual Property’’ be defined as follows:

‘‘[All] United States and non-U.S. copyrights, whether registered or unregistered, and pending applications to register same, for or pertaining to any property or any part thereof; United States, state and non-U.S. trademarks, service marks, trade names, designs, logos, slogans and general intangibles of like nature for or pertaining to any property, whether registered or unregistered, and pending registrations and applications to register the foregoing, together with all goodwill symbolized by the foregoing; all Internet domain names, whether active or inactive, registered or under pending registration, with any top-level domain, owned or controlled by [Upper Deck] or [Topps]; all United States and non-U.S. patents and any applications [therefor] whether or not pending.’’

Upper Deck attempted to alleviate the Company Board’s concerns by separately informing Topps that, in the event that any antitrust regulator or any sports league or players association with which both Topps and Upper Deck have a license required that such license be amended or divested in connection with their approval of the transaction, Upper Deck would agree to such amendment or divestiture of one of such licenses, with the license to be amended or divested to be selected by Upper Deck in its sole discretion (such undertaking, the ‘‘Sports License Undertaking’’). Upper Deck also provided to Topps a letter from an economist who indicated in the letter that, based on a number of assumptions, in his view, there was no material antitrust risk associated with an acquisition of Topps by Upper Deck. The Delaware Court described the economist as a reputable antitrust expert.

On May 29, 2007, senior management of Upper Deck and representatives of CIBC attended an all day meeting with senior management of Topps and representatives of Topps’ legal counsel and financial advisor at which Topps’ management made presentations relating to the domestic and international confectionery and entertainment businesses of Topps. On this day, Topps also made available to the Upper Deck team for its review, both electronically and in a physical data room, much of the due diligence information and materials that had previously been requested by Upper Deck but was withheld by Topps. On May 30, 2007 and May 31, 2007, Topps’ and Upper Deck’s respective senior management and their respective financial and legal advisors continued to have telephone conferences in which members of the Upper Deck team were given the opportunity to pose follow-up and other questions to Topps’ management and representatives relating to their due diligence review of Topps. Over the following weeks, representatives of Topps and Upper Deck attempted to negotiate the terms of an acquisition of Topps by Upper Deck, including the appropriate allocation of the associated antitrust regulatory risks.

On June 20, 2007, Upper Deck sent a revised acquisition proposal to Topps’ counsel. The revised proposal was similar to Upper Deck’s May 21 proposal, except that (among other things) the proposal, as refined pursuant to a subsequent conversation among the parties’ counsel, contemplated, among other things: (i) as opposed to the $56.5 million fee requested by Topps, a $28.5 million termination fee payable by Upper Deck in the event that, as of the ‘‘Outside Date’’ (which, similar to the Existing Merger Agreement, is proposed by Upper Deck to be nine months after the date of any definitive merger agreement with Topps), U.S. antitrust regulatory approvals are not obtained and either Topps or Upper Deck terminates the agreement (provided that Topps did not breach its covenant under the agreement relating to the efforts that it must undertake to facilitate the consummation of the transaction); (ii) an expansion of the previously proposed limitation on the obligation of Upper Deck, Topps (as a subsidiary of Upper Deck) and their respective affiliates and subsidiaries to sell, hold separately or refrain from exploiting assets in order to obtain antitrust regulatory approvals to also cover any ‘‘related entity’’ of Upper Deck, Topps (as a subsidiary of Upper Deck) and their respective affiliates and subsidiaries; and (iii) an expanded definition of the ‘‘Intellectual Property’’ that neither Upper Deck, Topps (as a subsidiary of Upper Deck) nor their respective affiliates and subsidiaries ‘‘and/or [any] related entity thereof’’ would have to sell, hold separately or refrain from exploiting in order to obtain antitrust regulatory approvals. Upper Deck proposed that the definition of ‘‘Intellectual Property’’ be expanded to read as follows (with deleted text in curved brackets and italicized and new text in bold and underlined font):

‘‘[All] United States and non-U.S. copyrights, whether registered or unregistered, and pending applications to register same, for or pertaining to any property, idea or any {part} expression thereof; United States, state and non-U.S. trademarks, service marks, trade names, designs, logos, slogans and general intangibles of like nature for or pertaining to any property, service or design, whether registered or unregistered, and pending registrations and applications to register the foregoing, together with all goodwill symbolized by the foregoing; all Internet domain names, whether active or inactive, registered or under pending registration, with any top-level domain, owned or controlled by [Upper Deck] {or}, [Topps] or any Affiliate thereof; all United States and non-U.S. patents and any applications [therefor] whether or not pending, issued, filed or expired; U.S. and non-U.S. industrial designs and any applications [therefor], whether pending, issued, filed or expired; and any trade secrets owned and/or controlled by [Upper Deck], [Topps] or any Affiliate thereof.’’

As disclosed in the Schedule TO, on June 22, 2007, Topps’ counsel sent a letter to Upper Deck’s counsel detailing the significant issues raised by Upper Deck’s then pending consensual merger proposal, including (among other things) the remaining antitrust regulatory concerns. In the June 22 letter, Topps’ counsel explained that, given the disagreement between the parties as to the nature of the antitrust regulatory risk associated with a transaction between Upper Deck and Topps and the parties’ inability to agree upon the appropriate quantification of such risk, Upper Deck Parties’ tender offer would provide ‘‘a clear path in a very short period of time to visibility on this issue’’ because of the shortened (15-day) initial antitrust regulatory review period under the HSR Act in the context of a tender offer. Topps’ counsel further explained that the parties should continue to negotiate the terms of a consensual transaction during the pendency of this initial review period (which the parties have done and are continuing to do), after which the antitrust risk would be revisited in light of the results of the initial HSR Act review.

On June 29, 2007, Topps’ counsel sent a revised draft of the Upper Deck merger agreement to Upper Deck’s counsel containing the following revisions relating to regulatory antitrust matters: (i) as opposed to the $28.5 million proposed by Upper Deck, a termination fee of $56.5 million payable by Upper Deck in the event that, as of the Outside Date, U.S. antitrust regulatory approvals are not obtained and either Topps or Upper Deck terminates the agreement (provided that Topps did not breach its covenant under the agreement relating to the efforts that it must undertake to facilitate the consummation of the transaction); and (ii) a modification of Upper Deck’s proposed limitation on the obligation of Upper Deck, Topps (as a subsidiary of Upper Deck) and their respective affiliates and subsidiaries to sell, hold separately or refrain from exploiting assets in order to obtain antitrust regulatory approvals so that such limitation would no longer include any ‘‘related entity’’ of Upper Deck, Topps (as a subsidiary of Upper Deck) and their respective affiliates and subsidiaries.

On July 2, 2007, the Offeror filed with the FTC and the DOJ its Notification and Report Form under the HSR Act with respect to the acquisition of Topps contemplated by the Offer. Topps’ Notification and Report Form under the HSR Act relating to the Offer is due on July 12, 2007. The initial 15-day waiting period under the HSR Act with respect to the Offer is scheduled to expire at 11:59 p.m. on July 17, 2007. Pending such expiration, Topps and Upper Deck are currently attempting to negotiate the terms of a possible consensual acquisition of Topps by Upper Deck, with a view toward reaching agreement as to the terms of a transaction that is superior to the Pending Merger contemplated by the Existing Merger Agreement. There can be no assurance that Topps and Upper Deck will reach an agreement as to a superior transaction.

On July 5, 2007, Upper Deck’s and Topps’ respective counsel discussed the draft merger agreement distributed by Topps’ counsel on June 29, 2007. During this conversation, Upper Deck’s counsel clarified that the Sports License Undertaking under the merger agreement would apply only where an antitrust regulatory authority (i.e., not a sports league or players association) requires divestiture or amendment of any applicable license agreement. Counsel further discussed the terms of the reverse termination fee payable by Upper Deck in the event that all necessary approvals under the HSR Act are not obtained by Outside Date. Given the pending 15-day HSR Act review period with respect to the Offer, counsel agreed to table further discussions regarding the reverse termination fee relating to HSR Act approval until after the review period has expired and Topps and Upper Deck have some clarity as to the nature of the antitrust regulatory risks associated with an acquisition of Topps by Upper Deck.

After consultation with the Company’s outside legal counsel, the Company Board continues to have concerns regarding the ability of a Topps-Upper Deck transaction to receive such approval without significant delay, if at all. Accordingly, the Company Board believes that the Upper Deck Parties’ proposed acquisition of Topps pursuant to the Offer carries significant antitrust regulatory risks that could, among other things, (i) substantially delay closing, (ii) prevent the closing altogether or (iii) result in the imposition of conditions that could adversely impact the value of the combined Upper Deck and Topps businesses in such a manner as to adversely affect the Upper Deck Parties’ ability to obtain financing for the transaction or to cause the Offeror’s conditions to the consummation of the Offer to not be satisfied. Because the waiting period applicable to the Pending Merger under the HSR Act has expired, the Pending Merger does not present any regulatory antitrust risk.

The Company Board intends to revisit the merits of the Offer and Upper Deck’s proposed acquisition of Topps after the expiration of the 15-day waiting period under the HSR Act. The Company Board has determined that, consistent with its fiduciary duties, and in light of its and the Company’s obligations under the Existing Merger Agreement (including the Company’s obligation to pay to Parent a termination fee of $12 million and expense reimbursement of up to an additional $4.5 million), until such expiration of the HSR Act waiting period, after which the nature of the antitrust regulatory risks associated with an acquisition of Topps by Upper Deck can be more accurately and prudently assessed, it must recommend that the stockholders of Topps reject the Offer and not tender their shares of Company Common Stock to Offeror pursuant to the Offer.

The Offer is Highly Conditional

The Upper Deck Parties are not required to complete the Offer. In addition, the Offer is subject to a number of conditions, many of which conditions are absent from the Existing Merger Agreement, as well as from the consensual acquisition proposals previously submitted to Topps by Upper Deck.

Similar to the consensual acquisition proposals submitted to Topps by Upper Deck, the Offer contemplates the Sports License Undertaking and is not subject to a financing condition. However, as a practical matter, the completion of the Offer is conditioned upon the occurrence or nonoccurrence of a number of events, certain of which are completely within the control of the Upper Deck Parties, including, upon being provided access to certain due diligence materials of the Company, Upper Deck’s satisfaction, in its sole and absolute discretion, with the substance and results of its review of such materials, provided that Upper Deck must have seven business days from its receipt of such materials to communicate such satisfaction or waive this condition. In addition, the Offer contains a number of conditions to its consummation the satisfaction of which (i) is highly subjective, (ii) is difficult to achieve, (iii) could undercut or contradict the Sports License Undertaking and/or (iv) could significantly diminish the appeal of the absence of a financing condition, including, but not limited to, the following conditions:

•	Any waiting period under the HSR Act and the regulations thereunder and any competition or merger control statutes or regulations of any foreign jurisdictions applicable to the purchase of shares of Company Common Stock pursuant to the Offer having expired or been terminated; and

o	NOTE: As noted above, the Company Board believes that the Upper Deck Parties’ proposed acquisition of Topps pursuant to the Offer carries significant antitrust regulatory risks that could, among other things, (i) substantially delay closing, (ii) prevent the closing altogether or (iii) result in the imposition of conditions that could adversely impact the value of the combined Upper Deck and Topps businesses in such a manner as to adversely affect the Upper Deck Parties’ ability to obtain financing for the transaction or to cause the Offeror’s conditions to the consummation of the Offer to not be satisfied. The Company Board will revisit the merits of the Offer and Upper Deck’s proposed acquisition of Topps after the expiration of the 15-day waiting period under the HSR Act, at which point the Company Board believes it will have improved information as to the likelihood that antitrust regulatory issues may, among other things, prevent or substantially delay the closing of such an acquisition. The Company Board at this time is also unable to assess the risks inherent in this condition as it relates to foreign jurisdictions. In order to determine whether antitrust filings are required in jurisdictions outside the U.S., both Topps and Upper Deck must examine their combined revenues in various jurisdictions. Topps has provided Upper Deck with the Company’s revenue information to enable Upper Deck to perform the necessary analysis. Despite numerous requests from Topps and its representatives, Upper Deck has failed to provide Topps with Upper Deck’s revenue information so that Topps may perform the requisite analysis. The Company Board hopes that the necessary revenue information will be provided by Upper Deck in the near future, although there can be no assurance when this will occur, if ever.

•	The valid termination of the Existing Merger Agreement; and

o	NOTE: If the Company were to terminate the Existing Merger Agreement in order to enter into an acquisition transaction with the Upper Deck Parties, the Company would be required pay to Parent a termination fee of $12 million and expense reimbursement of up to an additional $4.5 million.

•	The absence of any threatened, instituted or pending action or proceeding by any government, governmental authority or agency or any other person, domestic, foreign, or supranational, before any court or governmental authority or agency, domestic, foreign or supranational, (i) challenging or seeking to make illegal, to delay or otherwise, directly or indirectly, to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the shares of Company Common Stock by the Upper Deck Parties or any of their subsidiaries or affiliates or the consummation by the Upper Deck Parties or any of their subsidiaries or affiliates of a merger or other similar business combination involving the Company, (ii) seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer or any such merger or other similar business combination, (iii) seeking to restrain or prohibit the exercise of the Upper Deck Parties’ full rights of ownership or operation by them or any of their subsidiaries or affiliates of all or any portion of their business or assets or that of the Company or any of their and the Company’s respective subsidiaries or affiliates or to compel the Upper Deck Parties or any of their subsidiaries or affiliates to dispose of or hold separate all or any portion of their business or assets or that of the Company or any of the Upper Deck Parties’ or the Company’s respective subsidiaries or affiliates, (iv) seeking to impose or confirm limitations on the Upper Deck Parties’ ability or that of any of their subsidiaries or affiliates effectively to exercise full rights of ownership of the shares of Company Common Stock, including, without limitation, the right to vote any shares acquired or owned by the Upper Deck Parties or any of their subsidiaries or affiliates on all matters properly presented to the Company’s stockholders, (v) seeking to require divestiture by the Upper Deck Parties or any of their subsidiaries or affiliates of any shares of Company Common Stock, (vi) seeking any material diminution in the benefits expected to be derived by the Upper Deck Parties or any of their subsidiaries or affiliates as a result of the transactions contemplated by the Offer or any merger or other business combination involving the Company, (vii) adversely affecting the financing of the Offer or any merger or other business combination involving the Company, or (viii) that otherwise, in the Upper Deck Parties’ judgment, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the shares of Company Common Stock to the Upper Deck Parties or any of their subsidiaries or affiliates; and

o	NOTE: The Company Board believes that the foregoing conditions, particularly the condition imposed in clause (iii) above, increase the risk that the Offer will not be consummated. The condition in clause (iii), as it relates to compelling the Upper Deck Parties, the Company or their respective subsidiaries and affiliates to dispose of or hold separate all or any portion of their respective assets, materially undermines the Upper Deck Parties’ stated commitment pursuant to the terms of the Sports License Undertaking, which is not included as an exception from this condition.

•	The nonoccurrence of any actual or threatened change (or any actual or threatened development involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of the Company or any of its affiliates that, in the Upper Deck Parties’ judgment, is or may be materially adverse to the Company or any of its affiliates, or the Upper Deck Parties become aware of any facts that, in the Upper Deck Parties’ judgment, have or may have material adverse significance with respect to either the value of the Company or any of its affiliates or the value of the shares of Company Common Stock to the Upper Deck Parties or any of their affiliates; and

o	NOTE: The foregoing condition (often referred to as a ‘‘Material Adverse Effect,’’ ‘‘Material Adverse Change,’’ ‘‘MAE,’’ or ‘‘MAC’’ condition) is significantly more restrictive than the corresponding MAC condition contained in the Existing Merger Agreement, as well as in the consensual acquisition proposals previously submitted to Topps by Upper Deck, in that: (i) the determination of whether a Material Adverse Effect or Material Adverse Change has occurred or may occur can be subjectively made by the Upper Deck Parties, rather than objectively determined based on the relevant facts and circumstances; (ii) the impact of a MAC is measured by its effect on Topps or any of its affiliates, rather than on Topps and its subsidiaries, taken as a whole; (iii) a material adverse change in the ‘‘prospects’’ of Topps would cause the condition to not be satisfied; and (iv) the condition fails to exclude from the determination of whether a Material Adverse Change has occurred changes resulting from, subject to certain exceptions, (a) changes in the economy or financial markets generally in the U.S. or other countries in which Topps or any of its subsidiaries conduct operations including, without limitation, any such changes that are the result of non-domestic acts of war or terrorism, (b) general changes or developments in any industry in which Topps and its subsidiaries operate, (c) any change caused by or resulting from the announcement of the proposed Upper Deck transaction, (d) changes in law or generally accepted accounting principles, (e) any failure by Topps to meet any estimates of revenues or earnings for any period and (f) a decline in the price or trading volume of the Company Common Stock. Depending upon the length of time required to complete the Offer, the Company Board believes that the significant tightening of the MAC condition in the Offer from the corresponding condition in the Existing Merger Agreement and the consensual acquisition proposals previously submitted to Topps by Upper Deck, including by the absence of the exclusions highlighted above and the inclusion of an element of subjectivity on the part of the Upper Deck Parties, may prove material to the certainty of consummating the Offer.

•	The nonoccurrence of (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the business day immediately preceding the commencement date of the Offer or any change in the general political, market, economic or financial conditions in the United States or abroad that, in the Upper Deck Parties’ judgment, could have a material adverse effect on the business, financial condition or results of operations or prospects of the Company and its subsidiaries, taken as a whole, (iii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iv) any material adverse change (or development or threatened development involving a prospective material adverse change) in U.S. or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (v) any material adverse change in the market price of the Company Common Stock or in the U.S. securities or financial markets, (vi) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on, outbreak or act of terrorism involving the United States, (vii) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in the Upper Deck Parties’ judgment, may adversely affect, the extension of credit by banks or other financial institutions or (viii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; and

o	NOTE: Although completion of the Offer is not conditioned upon financing, the foregoing condition has the effect of indirectly shifting to Topps’ stockholders the risk of the Upper Deck Parties’ failing to obtain the financing necessary to consummate the Offer due to the occurrence of any of the economic or geopolitical events described in such condition.

•	The absence of any action being taken, or any statute, rule, regulation, injunction, order or decree being proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer, the acceptance for payment of or payment for shares of Company Common Stock, or any merger or other business combination involving the Company, by any court, government or governmental authority or agency, domestic, foreign or supranational, other than the application of the waiting period provisions of the HSR Act, or of any applicable foreign statutes or regulations (as in effect as of June 25, 2007), to the Offer or to any such merger or other business combination that, in the Upper Deck Parties’ judgment, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (viii) of the immediately preceding paragraph (above); and

•	The nonoccurrence of (i) a tender or exchange offer for some or all of the Company Common Stock has been publicly proposed to be made or has been made by another person (including the Company or any of its subsidiaries or affiliates), or has been publicly disclosed, or the Upper Deck Parties otherwise learn that any person or ‘‘group’’ (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Company Common Stock), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Company Common Stock) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on June 22, 2007, (ii) any such person or group which, prior to June 22, 2007, had filed such a Schedule with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company constituting 1% or more of any such class or series, (iii) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving the Company or (iv) any person has filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire the Company or any assets or securities of the Company; and

•	The Upper Deck Parties not becoming aware (i) that any material contractual right of the Company or any of its subsidiaries has been impaired or otherwise adversely affected or that any material amount of indebtedness of the Company or any of its subsidiaries has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by the Upper Deck Parties or any of our subsidiaries or affiliates of a merger or other similar business combination involving the Company or (ii) of any covenant, term or condition in any instrument or agreement of the Company or any of its subsidiaries that, in the Upper Deck Parties’ judgment, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the shares of Company Common Stock to the Upper Deck Parties or any of their subsidiaries or affiliates (including, without limitation, any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the shares of Company Common Stock by the Upper Deck Parties or their consummation of a merger or other similar business combination involving the Company).

o	NOTE: The foregoing condition seems to undercut and contradict the Sports License Undertaking.

The Offer Fails to Provide for Coverage of the Termination Fee and Expense Reimbursement that would be Payable to Parent upon Termination of the Existing Merger Agreement

As disclosed in the Proxy Statement, in the event that any third party commences a tender offer, such as the Offer, to acquire Topps, and in connection therewith the Company Board recommends that Topps stockholders tender their shares of Company Common Stock in such tender offer or fails to recommend to Topps’ stockholders, within ten business days after the commencement of such tender offer, that they not tender their shares of Company Common Stock, Parent would have the right to terminate the Existing Merger Agreement. Within two business days after such termination, the Company would be required to pay Parent a termination fee of $12 million and up to an additional $4.5 million in expense reimbursement.

The Offer does not expressly state that either or both of the Upper Deck Parties or any of their affiliates would assume the obligation for paying such termination fee and expense reimbursement to Parent in the event that the Existing Merger Agreement is terminated.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used.

Except as set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, the Company has not directly or indirectly employed, retained or agreed to compensate any person to make solicitations or recommendations in connection with the Offer.

Item 6.    Interest in Securities of the Subject Company.

Except as set forth below, no transactions in the Company Common Stock have been effected during the past 60 days by the Company or, to the Company’s knowledge, any of the Company’s directors, executive officers, affiliates or subsidiaries.

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share
Scott Silverstein	5/7/07	Restricted stock grant	6,653	$10.01

Timothy Brog	5/31/07	Distribution of partnership assets upon liquidation	103,000	$10.22

Item 7.    Purposes of the Transaction and Plans or Proposals.

As disclosed in the Proxy Statement and the Schedule TO, Topps and Upper Deck are currently attempting to negotiate the terms of a possible consensual acquisition of Topps by Upper Deck, with a view toward reaching agreement as to the terms of a transaction that is superior to the Pending Merger contemplated by the Existing Merger Agreement. There can be no assurance that Topps and Upper Deck will reach an agreement as to a superior transaction. In addition, pursuant to its obligations under the Existing Merger Agreement, Topps is discussing with affiliates of Parent and Merger Sub the Existing Merger Agreement and the Pending Merger in light of the Offer, the most recent consensual acquisition proposal by Upper Deck and the ongoing negotiations between Topps and Upper Deck.

Except as described in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to or would result in (i) a tender offer for, or other acquisition of, shares of Company Common Stock by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as described in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Company Board, agreements in principle or signed agreements in response to the Offer that relate to or would result in one or more of the events referred to in the preceding paragraph.

The Company Board met on June 27, 2007 to review and consider the Offer commenced by the Upper Deck Parties on June 25, 2007 in consultation with the Company’s outside legal counsel and financial advisor. On July 6, 2007, the Company Board met again to further review and consider the Offer and the information disclosed about the Upper Deck Parties’ proposal in, among other things, the Offer to Purchase and the Schedule TO that they filed with the SEC. After thoroughly reviewing the Offer as set forth in the Offer to Purchase and the Schedule TO in consultation with the Company’s outside legal counsel and financial advisor, and based upon (i) the terms and conditions of the Offer and the material issues raised thereby, as described in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, and (ii) the terms and conditions of the Existing Merger Agreement (including the Company’s obligation to pay to Parent a termination fee of $12 million and expense reimbursement of up to an additional $4.5 million), the Company Board recommends that the stockholders of Topps reject the Offer and not tender their shares of Company Common Stock to Offeror pursuant to the Offer.

The Company Board reserves the right to revise the Board Recommendation in the event of changed circumstances, if any. Any such change in the Board Recommendation will be communicated to Topps’ stockholders as promptly as practicable in the event that such a determination is reached.

Item 8.    Additional Information to be Furnished.

The information contained in all of the Exhibits to this Statement that are referred to in Item 9 below is incorporated herein by reference in its entirety.

State Anti-Takeover Laws — Delaware.    The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the Delaware General Corporate Law (the ‘‘DGCL’’) provides that an ‘‘interested stockholder’’ may not engage in any ‘‘business combination’’ for three years following the time that such person became an ‘‘interested stockholder’’ unless (i) prior to such time the board of directors of the corporation approved the business combination or the transaction that resulted in such person becoming an ‘‘interested stockholder,’’ (ii) upon consummation of the transaction that resulted in such person becoming an ‘‘interested stockholder,’’ the ‘‘interested stockholder’’ owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares held by directors who are also officers of the corporation and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender offer) or (iii) approved by the board of directors and the affirmative vote of at least two-thirds of the votes entitled to be cast by holders of voting stock other than voting stock held by the ‘‘interested stockholder’’ that is a party to the business combination. Section 203 of the DGCL further provides that the restrictions do not apply if the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under Section 203 of a proposed transaction that (a) constitutes one of the transactions described in the following sentence, (b) is with or by a person who either was not an ‘‘interested stockholder’’ during the previous three years or who became an ‘‘interested stockholder’’ with the approval of the corporation’s board of directors and (c) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than one) who were directors prior to any person becoming an ‘‘interested stockholder’’ during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the corporation, (y) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the corporation or of any direct or indirect majority-owned subsidiary of the corporation (other than to any direct or indirect wholly-owned subsidiary or to the corporation) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the corporation. Under the DGCL, the term ‘‘interested stockholder’’ includes a person that owns or has the right to acquire 15% or more of the corporation’s outstanding voting stock or is an affiliate of the corporation that, at any time within the three-year period immediately prior to the date in question owned or had the right to acquire, directly or indirectly, 15% or more of the corporation’s outstanding voting stock.

State Anti-Takeover Laws — Other.    A number of states other than Delaware have also adopted takeover laws and regulations which purport to varying degrees to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, principal executive offices or principal places of business therein. If any such other state takeover statute is found applicable to the Offer, Offeror might be unable to accept for payment or purchase shares of Company Common Stock tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Offeror may not be obligated to accept for purchase or pay for any shares of Company Common Stock tendered.

Appraisal Rights.    Holders of shares of Company Common Stock will not have appraisal rights in connection with the Offer. However, if the second-step Upper Deck Merger is subsequently consummated, stockholders who have not tendered their shares of Company Common Stock in the Offer will have certain rights under the DGCL to dissent from the second-step Upper Deck Merger and demand appraisal, and to receive payment in cash of the fair value, of their shares of Company Common Stock. Stockholders who perfect such rights by complying with the procedures set forth in Section 262 of the DGCL will have the ‘‘fair value’’ of their shares of Company Common Stock (exclusive of any element of value arising from the accomplishment of expectation of the second-step Upper Deck Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value for the corporation surviving the second-step Upper Deck Merger. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Upper Deck Merger on the amount determined to be the fair value of their shares of Company Common Stock. In determining the fair value of the shares of Company Common Stock, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the shares of Company Common Stock, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that ‘‘proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court’’ should be considered in an appraisal proceeding. The Weinberger court also noted that under Section 262, fair value is to be determined ‘‘exclusive of any element of value arising from the accomplishment or expectation of the merger.’’ In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, ‘‘to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern,’’ to be included in the appraisal process. As a consequence, the value so determined in any appraisal proceeding could be the same as, more or less than the aggregate offer consideration per share of Company Common Stock in the Offer or the consideration in the second-step Upper Deck Merger.

In addition, several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders, which requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealings among the parties. The Delaware Supreme Court stated in Weinberger and Rabkin v. Philip A. Hunt Chemical Corp. that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

The Upper Deck Parties state in the Offer to Purchase and the Schedule TO that they may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of each share of Company Common Stock is less than the consideration being offered in the Offer.

THE FOREGOING SUMMARY OF THE RIGHTS, IF ANY, OF DISSENTING STOCKHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE DISSENTERS’ RIGHTS UNDER DELAWARE LAW IN CONNECTION WITH THE SECOND-STEP UPPER DECK MERGER. FAILURE TO FOLLOW THE STEPS REQUIRED FOR PERFECTING DISSENTERS’ RIGHTS, IF ANY, MAY RESULT IN THE LOSS OF THOSE RIGHTS.

Antitrust.    Under the provisions of the HSR Act applicable to the Offer, the acquisition of shares of Company Common Stock pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by Offeror of a Notification and Report Form with the FTC and the DOJ with respect to the Offer, unless Offeror receives a request for additional information or documentary material (i.e., a second request) from the DOJ or the FTC or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the DOJ or the FTC makes a second request concerning the Offer, the waiting period will be extended through the tenth day after the date of substantial compliance by the Offeror. Complying with a request for additional information or documentary material may take a significant amount of time. The DOJ or FTC (as applicable) may still terminate the waiting period even before substantial compliance by Offeror.

At any time before or after Offeror’s acquisition of shares of Company Common Stock pursuant to the Offer, the DOJ or the FTC may take such action under applicable U.S. antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares of Company Common Stock pursuant to the Offer or the consummation of the second-step Upper Deck Merger, or seeking the divestiture of shares of Company Common Stock acquired by Offeror or the divestiture of substantial assets of the Company or its subsidiaries or Offeror or its subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer and/or the consummation of the second-step Upper Deck Merger on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.

If any waiting period under the HSR Act applicable to the Offer has not expired or been terminated prior to the expiration date of the Offer, Offeror will not be obligated to proceed with the Offer or the purchase of any shares of Company Common Stock not theretofore purchased pursuant to the Offer.

Short-Form Merger Provisions.    Under Section 253 of the DGCL, if Offeror acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Company Common Stock, the Upper Deck Parties will be able to effect the second-step Upper Deck Merger after consummation of the Offer as a short-form merger without a vote of the Company’s stockholders.

Forward-Looking Statements.    This Statement (including in the Exhibits to this Statement) or incorporated in this Statement by reference may contain ‘‘forward-looking’’ within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by their use of the terms: ‘‘expect(s),’’ ‘‘intend(s),’’ ‘‘may,’’ ‘‘plan(s),’’ ‘‘should,’’ ‘‘could,’’ ‘‘will,’’ ‘‘believe(s),’’ ‘‘anticipate(s),’’ ‘‘estimate(s),’’ or similar terms. The Company or its representatives may also make similar forward-looking statements from time to time orally or in writing. Topps stockholders are cautioned that these forward-looking statements are subject to a number of risks, uncertainties, or other factors that may cause (and in some cases have caused) actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include, but are not limited to, the following:

•	the risk that the Pending Merger or the Offer may not be consummated in a timely manner, if at all;

•	the inability to obtain the required vote for approval of Topps stockholders in order to consummate the Pending Merger;

•	the outcome of any legal proceeding instituted against Topps and/or others in connection with the Pending Merger or the Offer;

•	the failure of the conditions to the consummation of the Pending Merger and/or the Offer to be satisfied;

•	the termination of the Existing Merger Agreement prior to the consummation of the Pending Merger;

•	the termination of the Offer prior to satisfaction of the conditions thereof;

•	notwithstanding the fact that there is no financing condition to the Pending Merger, the inability of Parent and/or Merger Sub to obtain the financing required to pay the merger consideration and/or to otherwise consummate the Pending Merger and/or the other transactions contemplated by the Existing Merger Agreement;

•	notwithstanding the fact that there is no financing condition to the consummation of the Offer or the second-step Upper Deck Merger, the inability of the Upper Deck Parties to obtain the financing required to pay the consideration in the Offer and/or the merger consideration in connection with the Upper Deck Merger and/or to otherwise consummate the Offer and/or the Upper Deck Merger and/or the other transactions contemplated thereby;

•	the businesses of Topps suffering as a result of uncertainty surrounding the Pending Merger and/or the Offer, including, but not limited to, potential difficulties in employee retention, adverse effects on client or customer relationships and disruption of current plans or operations, or, if the Existing Merger Agreement and/or the Offer is terminated and/or the Pending Merger and/or the Upper Deck Merger otherwise fails to occur, or the uncertainties associated with any anticipated, potential or actual subsequent attempt to acquire Topps;

•	the diversion of Topps’ management’s attention from ongoing business operations;

•	the enactment or imposition of future regulatory or legislative actions that adversely affect Topps or any industry or jurisdiction in which it operates its businesses;

•	the adverse effects of other economic, business and/or competitive factors; and

•	other risks detailed in our current filings with the SEC, including our most recent filings on Form 10-K or Form 10-Q, which discuss these and other important risk factors concerning the Company’s operations.

These factors may not constitute all factors that could cause actual results to differ materially from those discussed in any forward-looking statement. The Company operates in a continually changing business environment and new factors emerge from time to time. The Company cannot predict such factors nor can it assess the impact, if any, of such factors on its financial position or its results of operations or whether or when the Pending Merger, the Offer and/or the Upper Deck Merger will be consummated. Accordingly, forward-looking statements should not be relied upon as a predictor of actual results.

Many of the factors that will determine the Company’s future results or whether or when the Pending Merger, the Offer and/or the Upper Deck Merger will be consummated are beyond the Company’s ability to control or predict. In light of the significant uncertainties inherent in the forward-looking statements contained herein, Topps stockholders should not rely on forward-looking statements, which reflect management’s views only as of the date of this Statement.

Additional factors that may affect the future results of Topps are set forth in its filings with the SEC, which are available via the Internet at www.topps.com or www.sec.gov. Topps undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

All information contained in this Statement (including in the Exhibits to this Statement) or incorporated in this Statement by reference relating to the identity and nature of the business of Parent, Merger Sub or any of their respective affiliates, agents or representatives has been supplied by Parent, Merger Sub or their respective affiliates.

Item 9.    Exhibits.

Exhibit No.	Description
(a)(1)(A)	Tender Offer Statement on Schedule TO of UD Company, Inc. and The Upper Deck Company, filed with the Securities and Exchange Commission on June 25, 2007 (incorporated by reference)
(a)(1)(B)	Offer to Purchase of UD Company, Inc. and The Upper Deck Company, dated June 25, 2007 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of UD Company, Inc. and The Upper Deck Company, filed on June 25, 2007)
(a)(1)(C)	Letter of Transmittal of UD Company, Inc. and The Upper Deck Company (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO of UD Company, Inc. and The Upper Deck Company, filed on June 25, 2007)
(a)(2)(A)	Definitive Proxy Statement on Schedule 14A of The Topps Company, Inc., filed with the Securities and Exchange Commission on May 21, 2007 (incorporated by reference)
(a)(2)(B)	Letter, dated May 21, 2007, from Arthur T. Shorin to Stockholders of The Topps Company, Inc. (incorporated by reference to Definitive Additional Proxy Materials on Schedule 14A of The Topps Company, Inc. filed with the Securities and Exchange Commission on May 21, 2007)
(a)(2)(C)	Press Release issued by The Topps Company, Inc. on May 21, 2007 (incorporated by reference to Definitive Additional Proxy Materials on Schedule 14A of The Topps Company, Inc. filed with the Securities and Exchange Commission on May 21, 2007)
(a)(2)(D)	Press Release issued by The Topps Company, Inc. on May 24, 2007 (incorporated by reference to Definitive Additional Proxy Materials on Schedule 14A of The Topps Company, Inc. filed with the Securities and Exchange Commission on May 24, 2007)
(a)(2)(E)	Current Report on Form 8-K of The Topps Company, Inc., filed with the Securities and Exchange Commission on May 24, 2007 (incorporated by reference)
(a)(2)(F)	Letter, dated May 31, 2007, from Arthur T. Shorin to Arnaud Ajdler (incorporated by reference to Definitive Additional Proxy Materials on Schedule 14A of The Topps Company, Inc. filed with the Securities and Exchange Commission on June 1, 2007)
(a)(2)(G)	Investor Presentation of The Topps Company, Inc., dated June 2007 (incorporated by reference to Definitive Additional Proxy Materials on Schedule 14A of The Topps Company, Inc. filed with the Securities and Exchange Commission on June 15, 2007)
(a)(2)(H)	Press Release issued by The Topps Company, Inc. on June 28, 2007 (incorporated by reference to Definitive Additional Proxy Materials on Schedule 14A of The Topps Company, Inc. filed with the Securities and Exchange Commission on July 9, 2007)

Exhibit No.	Description
(a)(2)(I)	Press Release issued by The Topps Company, Inc. on July 2, 2007 (incorporated by reference to Definitive Additional Proxy Materials on Schedule 14A of The Topps Company, Inc. filed with the Securities and Exchange Commission on July 9, 2007)
(a)(2)(J)	Press Release issued by The Topps Company, Inc. on July 9, 2007 (incorporated by reference to Definitive Additional Proxy Materials on Schedule 14A of The Topps Company, Inc. filed with the Securities and Exchange Commission on July 9, 2007)
(a)(2)(K)	Current Report on Form 8-K of The Topps Company, Inc., filed with the Securities and Exchange Commission on July 9, 2007 (incorporated by reference)
(a)(5)(A)	Annual Report on Form 10-K of The Topps Company, Inc., filed with the Securities and Exchange Commission on June 1, 2007 (incorporated by reference)
(a)(5)(B)	Current Report on Form 8-K of The Topps Company, Inc., filed with the Securities and Exchange Commission on June 6, 2007 (incorporated by reference)
(a)(5)(C)	Current Report on Form 8-K of The Topps Company, Inc., filed with the Securities and Exchange Commission on June 18, 2007 (incorporated by reference)
(a)(5)(D)	Current Report on Form 8-K of The Topps Company, Inc., filed with the Securities and Exchange Commission on June 27, 2007 (incorporated by reference)
(a)(5)(E)	Annual Report on Form 10-K/A of The Topps Company, Inc., filed with the Securities and Exchange Commission on June 29, 2007 (incorporated by reference)
(e)(1)	Excerpts from Definitive Proxy Statement of The Topps Company, Inc., filed with the Securities and Exchange Commission on May 21, 2007 (incorporated by reference)
(g)	Not applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE TOPPS COMPANY, INC.
By:	/s/ Catherine K. Jessup
Name: Catherine K. Jessup Title: Vice President, Chief Financial Officer and Treasurer

Dated: July 9, 2007

INDEX OF EXHIBITS

Exhibit No.	Description
(a)(1)(A)	Tender Offer Statement on Schedule TO of UD Company, Inc. and The Upper Deck Company, filed with the Securities and Exchange Commission on June 25, 2007 (incorporated by reference)
(a)(1)(B)	Offer to Purchase of UD Company, Inc. and The Upper Deck Company, dated June 25, 2007 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of UD Company, Inc. and The Upper Deck Company, filed on June 25, 2007)
(a)(1)(C)	Letter of Transmittal of UD Company, Inc. and The Upper Deck Company (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO of UD Company, Inc. and The Upper Deck Company, filed on June 25, 2007)
(a)(2)(A)	Definitive Proxy Statement on Schedule 14A of The Topps Company, Inc., filed with the Securities and Exchange Commission on May 21, 2007 (incorporated by reference)
(a)(2)(B)	Letter, dated May 21, 2007, from Arthur T. Shorin to Stockholders of The Topps Company, Inc. (incorporated by reference to Definitive Additional Proxy Materials on Schedule 14A of The Topps Company, Inc. filed with the Securities and Exchange Commission on May 21, 2007)
(a)(2)(C)	Press Release issued by The Topps Company, Inc. on May 21, 2007 (incorporated by reference to Definitive Additional Proxy Materials on Schedule 14A of The Topps Company, Inc. filed with the Securities and Exchange Commission on May 21, 2007)
(a)(2)(D)	Press Release issued by The Topps Company, Inc. on May 24, 2007 (incorporated by reference to Definitive Additional Proxy Materials on Schedule 14A of The Topps Company, Inc. filed with the Securities and Exchange Commission on May 24, 2007)
(a)(2)(E)	Current Report on Form 8-K of The Topps Company, Inc., filed with the Securities and Exchange Commission on May 24, 2007 (incorporated by reference)
(a)(2)(F)	Letter, dated May 31, 2007, from Arthur T. Shorin to Arnaud Ajdler (incorporated by reference to Definitive Additional Proxy Materials on Schedule 14A of The Topps Company, Inc. filed with the Securities and Exchange Commission on June 1, 2007)
(a)(2)(G)	Investor Presentation of The Topps Company, Inc., dated June 2007 (incorporated by reference to Definitive Additional Proxy Materials on Schedule 14A of The Topps Company, Inc. filed with the Securities and Exchange Commission on June 15, 2007)
(a)(2)(H)	Press Release issued by The Topps Company, Inc. on June 28, 2007 (incorporated by reference to Definitive Additional Proxy Materials on Schedule 14A of The Topps Company, Inc. filed with the Securities and Exchange Commission on July 9, 2007)
(a)(2)(I)	Press Release issued by The Topps Company, Inc. on July 2, 2007 (incorporated by reference to Definitive Additional Proxy Materials on Schedule 14A of The Topps Company, Inc. filed with the Securities and Exchange Commission on July 9, 2007)

Exhibit No.	Description
(a)(2)(J)	Press Release issued by The Topps Company, Inc. on July 9, 2007 (incorporated by reference to Definitive Additional Proxy Materials on Schedule 14A of The Topps Company, Inc. filed with the Securities and Exchange Commission on July 9, 2007)
(a)(2)(K)	Current Report on Form 8-K of The Topps Company, Inc., filed with the Securities and Exchange Commission on July 9, 2007 (incorporated by reference)
(a)(5)(A)	Annual Report on Form 10-K of The Topps Company, Inc., filed with the Securities and Exchange Commission on June 1, 2007 (incorporated by reference)
(a)(5)(B)	Current Report on Form 8-K of The Topps Company, Inc., filed with the Securities and Exchange Commission on June 6, 2007 (incorporated by reference)
(a)(5)(C)	Current Report on Form 8-K of The Topps Company, Inc., filed with the Securities and Exchange Commission on June 18, 2007 (incorporated by reference)
(a)(5)(D)	Current Report on Form 8-K of The Topps Company, Inc., filed with the Securities and Exchange Commission on June 27, 2007 (incorporated by reference)
(a)(5)(E)	Annual Report on Form 10-K/A of The Topps Company, Inc., filed with the Securities and Exchange Commission on June 29, 2007 (incorporated by reference)
(e)(1)	Excerpts from Definitive Proxy Statement of The Topps Company, Inc., filed with the Securities and Exchange Commission on May 21, 2007 (incorporated by reference)
(g)	Not applicable